Exhibit 99.1
ECARX Announces First Quarter 2024 Unaudited Financial Results

Shanghai, China, May 20, 2024 — ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended March 31, 2024.

“The strong growth momentum that we picked up last year continued into the first quarter with revenues increasing 21% year-over-year,” commented ECARX Chairman and CEO Ziyu Shen. “The development of software-defined vehicles and their underpinning technologies will determine the winners in this next stage of the auto revolution. Continued product innovation and a strong ecosystem of partnerships are key to capitalizing on this opportunity. The multiple ground-breaking automotive intelligence solutions that we unveiled during the quarter, and the synergies being created by our growing number of partnerships with the likes of Microsoft, form part of our strategy to reshape the global automotive technology value chain for a broader range of automakers and brands globally.”

“With our global customer base steadily expanding beyond Geely Group, including wins from FAW Group and a well-known European automaker during the quarter, we view this as an exciting opportunity to showcase our unique strengths, build stronger connections with automakers through cost-effective solutions, and lay a sustainable path towards profitability as our business grows to scale.”
First Quarter 2024 Financial Results:
•Total revenue was RMB927.9 million (US$128.5 million), up 21% year-over-year (“YoY”).
◦Sales of goods revenue was RMB757.1 million (US$104.9 million), up 27% YoY, primarily driven by the continued demand growth of the new digital cockpit programs launched last quarter, as well as ramping-up of autonomous driving control unit (ADCU) sales volume, which contributed 5% to the total sales of goods revenue.
◦Software license revenue was RMB75.3 million (US$10.4 million), down 26% YoY, primarily due to a decrease in operating software sales volume compared to the same period last year.
◦Service revenue was RMB95.5 million (US$13.2 million), up 39% YoY, mainly due to the service completion and delivery of the new Lotus car model during the quarter.
•Total cost of revenue was RMB722.6 million (US$100.1 million), up 30% YoY, primarily driven by an increase in sales volume of digital cockpits, ADCU, and service revenue.
•Gross profit was RMB205.3 million (US$28.4 million), down 2% YoY, which resulted in a gross margin of 22%. The decrease in gross margin was attributable to the penetration pricing strategy adopted to facilitate automotive computing platform revenue growth, as well as change in the revenue mix compared to the prior year.
•Research and development expenses were RMB269.4 million (US$37.3 million), up 13% YoY, primarily due to increased investment in the Company’s core product roadmap, future technologies, and international research and development expansion.

•Selling, general and administrative expenses and others, net were RMB190.5 million (US$26.4 million), up 2% YoY, primarily driven by increased investment in global market expansion during the quarter, partially offset by lower share-based compensation expenses.
•Net loss was RMB302.2 million (US$42.0 million), compared with RMB219.4 million during the same period last year, primarily attributable to higher research and development expenses and change in fair value of equity investments.
•Adjusted EBITDA (non-GAAP) loss was RMB222.0 million (US$30.8 million), compared with adjusted EBITDA (non-GAAP) loss of RMB141.3 million in the same period last year.
•Total cash as of March 31, 2024 was RMB358.4 million (US$49.6 million).

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First Quarter 2024 and Recent Business Development Highlights:
•Expanding Global Footprint and International Partnership
◦Over 6.4 million vehicles on the road with ECARX products as of March 31, 2024
◦Strengthened strategic partnership with FAW Group to develop the next generation of intelligent cockpits for their newest vehicle models
◦Expanded global customer base with the addition of a well-known European automaker, which has already begun mass production
◦Secured a new project win from Volvo Cars following the success of Volvo EX30 after its launch last year
◦Partnered with Microsoft to develop and integrate new products and technologies that seamlessly integrate cutting-edge large language models into a growing number of vehicles globally
◦Signed an agreement to acquire Hubei Dongjun Automotive Electronic Technology Co., Ltd., which marks a significant step towards the building of our in-house production capabilities in China

•Diversifying and Enhancing Product Portfolio
◦Launched Atlas, Pikes, and Qogir, ECARX’s newest SoC computing platforms
◦Unveiled significant new advancements and ADAS features for the Skyland Pro platform
◦Showcased the Super Brain Antora 1000 and 1000 Pro, two new central computing platforms that will offer automakers an all-inclusive and cost-effective solution
◦Following the acquisition of a controlling equity interest in Suzhou Photon Matrix Optoelectronics Technology Co., Ltd. in January 2024, released 200-meter long-range semi-solid LiDAR and compact short-range flash solid-state LiDAR, which position the Company as a provider of new components for intelligent vehicles more broadly.

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Conference Call and Webcast Details
ECARX will host a webcast of its earnings conference call today, Monday, May 20, 2024, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/ji9r3h9b

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BIeacb8a83827e45b4a0aa74556624b2c5 to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 12 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk&Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6.4 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”,
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“plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Translation of results into U.S. dollars
This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Non-GAAP Financial Measure
The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents this non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.
Investor Contacts:
Rene Du
ir@ecarxgroup.com
Media Contacts:
ecarx@christensencomms.com
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ECARX Holdings Inc.
Condensed Consolidated Balance Sheets

	As of December 31, 2023	As of March 31, 2024 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	561.1	358.4	49.6
Restricted cash	27.1	—	—
Short-term investments	137.9	173.8	24.1
Accounts receivable – third parties, net	285.8	176.0	24.4
Accounts receivable – related parties, net	1,545.8	1,300.5	180.1
Notes receivable	54.6	21.7	3.0
Inventories	160.8	192.3	26.6
Amounts due from related parties	74.1	101.4	14.0
Prepayments and other current assets	441.7	409.9	56.9
Total current assets	3,288.9	2,734.0	378.7

Non-current assets
Long-term investments	301.0	268.7	37.2
Operating lease right-of-use assets	125.2	115.5	16.0
Property and equipment, net	120.8	120.1	16.6
Intangible assets, net	179.3	304.2	42.1
Other non-current assets – third parties	28.2	35.7	4.9
Other non-current assets – related parties	224.3	271.2	37.6
Total non-current assets	978.8	1,115.4	154.4
Total assets	4,267.7	3,849.4	533.1

LIABILITIES
Current liabilities
Short-term borrowings	1,200.0	1,200.0	166.2
Accounts payable - third parties	1,818.0	1,408.7	195.1
Accounts payable - related parties	278.8	344.5	47.7
Notes payable	10.0	2.6	0.4
Amounts due to related parties	35.7	439.3	60.8
Contract liabilities, current - third parties	0.6	1.2	0.2
Contract liabilities, current - related parties	207.0	221.5	30.7
Current operating lease liabilities	35.1	33.6	4.7
Accrued expenses and other current liabilities	614.5	429.1	59.5
Income tax payable	15.8	13.8	1.9
Total current liabilities	4,215.5	4,094.3	567.2
Non-current liabilities
Contract liabilities, non-current - related parties	134.0	104.7	14.5
Convertible notes payable, non-current	455.7	464.0	64.3
Operating lease liabilities, non-current	107.6	104.1	14.4
Warrant liabilities, non-current	5.1	5.3	0.7
Provisions	90.9	94.2	13.0
Other non-current liabilities	93.3	94.3	13.1
Deferred tax liabilities	—	31.9	4.4
Total non-current liabilities	886.6	898.5	124.4
Total liabilities	5,102.1	4,992.8	691.6
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ECARX Holdings Inc.
Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2023	As of March 31, 2024 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD

SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	6,093.7	6,118.8	847.4
Accumulated deficit	(6,670.4)	(6,955.1)	(963.3)
Accumulated other comprehensive loss	(344.7)	(362.2)	(50.2)
Total deficit attributable to ordinary shareholders	(921.4)	(1,198.5)	(166.1)
Non-redeemable non-controlling interests	87.0	55.1	7.6
Total shareholders' deficit	(834.4)	(1,143.4)	(158.5)
Liabilities and shareholders' deficit	4,267.7	3,849.4	533.1

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ECARX Holdings Inc.
Condensed Consolidated Statement of Comprehensive Loss

	Three Months Ended March 31 (Unaudited)
	2023	2024	2024
Millions, otherwise noted	RMB	RMB	USD
Revenue
Sales of goods revenue	593.9	757.1	104.9
Software license revenue	102.3	75.3	10.4
Service revenue	68.9	95.5	13.2
Total revenue	765.1	927.9	128.5
Cost of goods sold	(471.0)	(622.2)	(86.2)
Cost of software licenses	(30.2)	(22.2)	(3.1)
Cost of services	(54.0)	(78.2)	(10.8)
Total cost of revenue	(555.2)	(722.6)	(100.1)
Gross profit	209.9	205.3	28.4

Research and development expenses	(237.9)	(269.4)	(37.3)
Selling, general and administrative expenses and others, net	(186.0)	(190.5)	(26.4)
Total operating expenses	(423.9)	(459.9)	(63.7)
Loss from operation	(214.0)	(254.6)	(35.3)

Interest income	8.4	6.1	0.8
Interest expense	(18.1)	(21.3)	(3.0)
Share of results of equity method investments	(11.9)	(19.2)	(2.7)
Foreign currency exchange gains/(losses)	2.2	(0.1)	—
Others, net	14.2	(13.7)	(1.9)
Loss before income taxes	(219.2)	(302.8)	(42.1)
Income tax (expense)/benefit	(0.2)	0.6	0.1
Net loss	(219.4)	(302.2)	(42.0)
Net loss attributable to non-controlling interests	14.8	17.5	2.4
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(204.6)	(284.7)	(39.6)
Net loss	(219.4)	(302.2)	(42.0)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(1.6)	(17.5)	(2.4)
Comprehensive loss	(221.0)	(319.7)	(44.4)
Comprehensive loss attributable to non-redeemable non-controlling interests	14.8	17.5	2.4
Comprehensive loss attributable to ECARX Holdings Inc.	(206.2)	(302.2)	(42.0)

Loss per ordinary share
–Basic and diluted loss per share, ordinary shares	(0.61)	(0.84)	(0.12)
Weighted average number of ordinary shares used in computing loss per ordinary share
–Weighted average number of ordinary shares	337,395,390	337,897,291	337,897,291

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ECARX Holdings Inc.
Unaudited Reconciliation of GAAP and Non-GAAP Results
Adjusted EBITDA
We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expense, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Three Months Ended March 31
	2023	2024	2024
Millions, otherwise noted	RMB	RMB	USD
Net Loss	(219.4)	(302.2)	(42.0)
Interest income	(8.4)	(6.1)	(0.8)
Interest expense	18.1	21.3	3.0
Income tax expense/(benefit)	0.2	(0.6)	(0.1)
Depreciation of property and equipment	14.1	15.2	2.1
Amortization of intangible assets	6.3	25.3	3.5
EBITDA	(189.1)	(247.1)	(34.3)
Share-based compensation expenses	47.8	25.1	3.5
Adjusted EBITDA	(141.3)	(222.0)	(30.8)
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